Exhibit 99.1

23 July 2025

MAC Copper Limited announces Annual General Meeting Date

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited (NYSE:MTAL, ASX:MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (“MAC” or the “Company”), advises for the purpose of ASX Listing Rule 3.13.1 that the:

•	2025 Annual General Meeting of the Company (“Meeting”) will be held on 1:30 pm (Jersey time) / 8:30 am (New York time) / 10:30 pm (Sydney time) Friday, 29 August 2025 (or as soon thereafter as the Scheme Meeting and the General Meeting to be convened on the same day have concluded or been adjourned); and

•	closing date for receipt of written notice to the Secretary of the Company of business proposed to be brought before the Meeting including the nominations for the election to the Board as required by ASX Listing Rule 3.13.1, is no later than 8:00 am (Jersey time) / 3:00 am (New York time) / 5:00 pm (Sydney time) on 31 July 2025.

The record date for a MAC shareholder’s entitlement to vote at the Meeting will be the entitlement of that person set out in MAC’s register of members as at 4:00 pm (New York time) on Tuesday, 29 July 2025 for MAC shareholders and 7:00 pm (Sydney time) on Tuesday, 29 July 2025 for MAC CDI holders.

– Ends –

This announcement has been authorised for release by Mick McMullen, CEO and Director.

Contacts

Mick McMullen Chief Executive Officer & Director MAC Copper Limited investors@metalsacqcorp.com	Chris Rosario General Counsel and Joint Company Secretary MAC Copper Limited

About MAC Copper Limited

MAC Copper Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 1